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SEC FILE NUMBER
8-48685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: United Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

514 Market Street
(No. and Street)

Parkersburg	WV	26101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angie Boggs	304-424-8681	angie.boggs@bankwithunited.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

500 Virginia Street	Charleston	WV	25301
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angie Boggs _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of United Brokerage Services, Inc. _____, as of 12/31 _____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
Tonda Sevy
United Bank
514 Market Street
Parkersburg WV 26101
MY COMMISSION EXPIRES JULY 20, 2026

Signature: _Angie Boggs_

Title:
Chief Financial Officer/FINOP

Tonda Sevy
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

United Brokerage Services, Inc.
Year Ended December 31, 2024
With Report of
Independent Registered Public Accounting Firm

United Brokerage Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2024

Contents



Building a better working world

Ernst & Young, LLP
500 Virginia Street East
Suite 900
Charleston, WV 25301

Tel: +1 304 357 5974
Fax: + 1 866 264 1907
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
United Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc. (the Company) as of December 31, 2024, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 1997.

March 27, 2025

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$ 1,576,755
Restricted cash	34,869
Certificates of deposit	29,619,552
Commissions and fees receivable	579,360
Fixed assets, net	14,358
Prepaid expenses and other assets	197,288
Total Assets	$ 32,022,182

Liabilities

Accounts payable	$ 354,885
Accrued commissions payable	663,884
Deferred revenue	30,000
Deferred tax liability, net	4,981
Total Liabilities	1,053,750

Shareholder's Equity

Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	30,368,094
Total Shareholder's Equity	30,968,432
Total Liabilities and Shareholder's Equity	$ 32,022,182

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2024

Revenues

Brokerage commissions	$ 13,327,917
Managed account advisory fees	5,869,947
Interest income	1,606,469
Other income	893,843
Total Revenues	21,698,176

Expenses

Salaries and employee benefits	11,533,427
Clearing costs	588,491
Legal and other professional fees	217,165
Data processing	217,303
Equipment	63,047
Other	711,552
Total Expenses	13,330,985

Income before income taxes	8,367,191
Income tax expense	1,649,237
Net Income	$ 6,717,954

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2024

	Common Stock	Paid-in Surplus	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2024	$ 500,000	$ 100,338	$ 33,650,140	$ 34,250,478
Net income	–	–	6,717,954	6,717,954
Dividends paid	–	–	(10,000,000)	(10,000,000)
Balance at December 31, 2024	$ 500,000	$ 100,338	$ 30,368,094	$ 30,968,432

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2024

Operating activities	
Net income	$ 6,717,954
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	13,452
Deferred income taxes	27,672
Changes in operating assets	
Commissions and fees receivable	(297,655)
Other receivable	(197,403)
Prepaid expenses and other assets	75,455
Net decrease in operating assets	(419,603)
Changes in operating liabilities:	
Deferred revenue	(120,000)
Accounts payable	(79,828)
Accrued commissions payable	37,479
Net decrease in operating liabilities	(162,349)
Net cash provided by operating activities	7,016,332
Investing activities	
Payments to purchase certificates of deposit	(78,819,872)
Receipts from maturities of certificates of deposit	82,401,442
Payments to purchase equipment	(7,136)
Net cash provided by investing activities	3,574,434
Financing activities	
Cash dividends paid	(10,000,000)
Net cash used in financing activities	(10,000,000)
Net increase in cash, cash equivalents and restricted cash	590,766
Cash, cash equivalents and restricted cash at January 1, 2024	1,020,858
Cash, cash equivalents and restricted cash at December 31, 2024	$ 1,611,624
Supplemental Information	
Net cash paid for income taxes	$ 1,875,614

See accompanying notes.

Notes to Financial Statements

December 31, 2024

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of United Asset Management Company, which is a wholly owned subsidiary of United Bank (United) and its parent company United Bankshares, Inc. (UBSI). The Company operates principally in the West Virginia, Virginia, Maryland, North Carolina, South Carolina, and Washington, D.C. markets and offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times (1,500%) its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. The Company had net capital of $30,403,987, which is $30,153,987 in excess of its required net capital of $250,000 at December 31, 2024, and 3.47% aggregate indebtedness to net capital.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (GAAP). A description of the significant accounting policies is presented below.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit in a bank account at United and other financial institutions and money market funds maintained on deposit with the clearing broker, all with original maturities of three months or less.

The following table provides a reconciliation of cash and cash equivalents and restricted cash that sum to the total of the same such amounts shown on the Statement of Cash Flows at December 31, 2024.

Cash and cash equivalents	$ 1,576,755
Restricted cash	$ 34,869
Total cash, cash equivalents and restricted cash as shown in the Statement of Cash Flows	$ 1,611,624

Restricted Cash

Restricted cash represents an interest-bearing account held at United which is used for funding related to certain insurance programs offered by United.

Certificates of Deposit

Investments in certificates of deposit are made through IntraFi Network. Such certificates of deposit are held at domestic financial institutions and are fully secured by insurance coverage through the Federal Deposit Insurance Corporation. The balance at December 31, 2024 is $29,619,552 and consists of the following:

Balance	Interest Rate	Maturity Date
$4,785,737	4.59%	1/09/2025
$11,011,761	4.76%	2/13/2025
$2,213,105	4.47%	3/13/2025
$5,039,100	4.40%	3/20/2025

$1,541,100	4.29%	3/27/2025
$5,028,749	4.36%	5/15/2025

<u>$29,619,552</u>

Revenue Recognition

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission through the sales of various securities products primarily consisting of investment company shares, annuity products, and corporate debt and equity securities, for its selling and administrative efforts. Managed account advisory fees are also earned on a periodic basis based on customer account balances and activity for account supervision, advisory and administrative services. The commission and fees are recorded as a receivable, and the receivables are stated at the amount the Company expects to collect. The Company evaluates the need for an allowance for uncollectible commissions and fees receivable based on a review of account balances. At December 31, 2024, the allowance for uncollectible commission and fees receivable is immaterial.

Fixed Assets

The Company's fixed assets are stated at cost less depreciation and include equipment that is depreciated using the straight-line method over the useful lives of the assets, which ranged from three to five years. Total depreciation expense recorded as of December 31, 2024 was $13,452 and is recorded in Equipment on the Statement of Income. The fixed asset cost is $67,396 and accumulated depreciation as of December 31, 2024 is $53,038.

Deferred Revenue

Deferred revenue represents the unamortized balance of a 5-year contract incentive from First Clearing. The balance of deferred revenue at December 31, 2024 was $30,000 and will be fully amortized when the contract ends March 31, 2025.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. The Company provided for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate. There are no significant reconciling items between the statutory tax rate and effective tax rate. The effective rate was 19.71% for the year ended December 31, 2024. Income tax expense recorded by the Company was $1,649,237 for the year ended December 31, 2024. The provision for income tax

expense for the year ended December 31, 2024 consists of current income tax expense of $1,621,565 and a net deferred income tax expense of $27,672.

Deferred income taxes are computed for temporary differences between when items are recognized for income for financial reporting purposes and when recognized for income tax return purposes. The Company's net deferred tax liability is related to deferred revenue ($7,170 asset), fixed assets ($2,586 liability) and prepaid insurance ($9,565 liability). The Company believes that the deferred tax asset is more likely than not to be realized; therefore, no valuation allowance has been recorded.

The Company remits to or receives from UBSI amounts payable or receivable monthly. During 2024, the Company paid $1,875,614 of income taxes to UBSI. As of December 31, 2024, the income tax benefit due from UBSI was $68,543 and is included in the Prepaid expenses and other assets section of the accompanying Statement of Financial Condition.

As of December 31, 2024, the Company has no unrecognized tax benefits. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties were recognized in the accompanying Statement of Income.

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. The consolidated federal and state income tax returns that include the Company's results of operations are open to audit under the statute of limitations by taxing authorities for the years ended December 31, 2021, forward. The Company is not under any tax audits.

Employee Benefit Plan

The Company participates in a deferred compensation plan (401(k) plan) under Section 401(k) of the Internal Revenue Code. 401(k) plan expense for 2024 was $298,629. This expense is included in the Salaries and employee benefits total of the accompanying Statement of Income.

New Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in ASU 2023-07 improve reportable segment disclosure requirements, mainly through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments will enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU No. 2023-07 is effective for public business entities, including broker-dealers for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 did not have an impact

on the Company's financial condition or results of operations. See Reportable Segments footnote.

3. Revenue Recognition

As discussed in Note 2, revenue from contracts with customers includes commission income and fees from managed account services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commission revenue consists of commission revenue and trails. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue transactions are recorded on the trade date when performance obligations are met. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Non-trail commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Non-trail commission revenue earned by the Company as of December 31, 2024 was $11,198,545. The Company also records revenue on a trailing basis for annuities and mutual funds. An initial commission is recorded on the trade date, with trails recorded, typically quarterly, based on the value of the account. The Company considers its performance obligation for variable amounts is recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved, as the uncertainty is dependent on the value of the product at future points in time as well as the length of time the product is held by the customer, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the product and the investor activities are known, which are usually monthly. Trail commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Trail revenue earned by the Company as of December 31, 2024 was $2,129,372.

Managed Account Advisory Fees

The Company enters into arrangements with customers for managed accounts. Revenue is recorded as performance obligations are met over the period the services are provided. The basis to calculate the transaction price is usually based on the percentage of the value of the customer asset holdings in the advisory service programs at the end of a contractually defined measurement period. The Company believes that its performance obligations are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the company. Managed account advisory fees earned by the Company as of December 31, 2024 was $5,869,947.

4. Credit Risk

There are risks inherent in recording any receivable, including risks with respect to the period of time over which the receivable may be paid in dealing with individual customers. The Company seeks to mitigate the risk by adhering to prudent approval practices. Although the Company believes that its risk management practices are appropriate, the Company may incur losses due to business activities.

5. Related-Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. For the year ended December 31, 2024, the Company paid $156,000 to United, which is included in Other expenses on the accompanying Statement of Income.

The Company has a checking account with United. The balance in the account at December 31, 2024 was $1,120,241 and is included in Cash and cash equivalents on the accompanying Statement of Financial Condition.

United acts as an agent for the Company by placing investments in certificates of deposit through the IntraFi Network, as discussed in Note 2.

The Company has an employee who also performs duties for United as well as a United employee who performs services for the Company. United reimburses the Company for salaries paid on United's behalf and vice versa. Salaries paid by the Company and subsequently reimbursed by United for the year ended December 31, 2024 were $67,622. Salaries paid by United and subsequently reimbursed by the Company for the year ended December 31, 2024 were $46,962.

6. Contingencies

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2024, the amount to be indemnified related to such agreement was immaterial.

The Company may be party to litigation in the ordinary course of business but does not believe that the outcome of current matters, if any, will materially affect the Company or these financial statements.

7. Fair Value Measurements

The authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques based on whether they are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash and Cash Equivalents:				
Money Market Funds............	$ 4,540	$0	$0	$ 4,540
Total Assets at Fair Value..........	$ 4,540	$0	$0	$ 4,540

The fair value of cash and cash equivalents approximate carrying value. The Company has no financial instruments that are measured at fair value on a nonrecurring basis.

8. Accrued Commissions Payable

Accrued commissions payable represents commission due to brokers/advisors, sales managers, and platform workers from the Company related to December 2024 commission revenue. The amount payable at December 31, 2024 was $663,884 and is listed as a separate line item on the Statement of Financial Condition. Commissions were remitted in the first quarter of 2025.

9. Reportable Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the sales of various securities products and investment advisory services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital accuracy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same

as those described in the significant accounting policies (Note 2). There was no single external customer that represents 10 percent or more of the Company's revenue in 2024.

See the accompanying financial statements for the segment assets, revenue, significant expenses and net income for the year ended December 31, 2024.

10. Subsequent Events

In preparing the financial statements, subsequent events were evaluated through March 27, 2025, the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. There have been no subsequent events that have occurred during that time period that would require adjustment to, or disclosure in, the financial statements as of and for the year ended December 31, 2024

Supplemental Information

United Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2024

Shareholder's Equity	$ 30,968,432
Deductions and/or charges	
Nonallowable assets:	
Restricted cash	34,869
Nonallowable receivables	279,510
Fixed assets	14,358
Prepaid expenses and other assets	197,288
Total deductions and/or charges	526,025
Net capital before haircuts on securities positions	30,442,407
Haircut on securities positions	38,420
Net capital	$ 30,403,987
Minimum net capital requirement – the greater of	
$250,000 or 6-2/3% of total aggregate indebtedness	$ 250,000
Excess net capital	$ 30,153,987
Aggregate indebtedness	$ 1,053,750
Ratio of aggregate indebtedness to net capital	0.0347 to 1

There were no material differences between the audited computation of Net Capital included in this report and the Company's corresponding unaudited December 31, 2024 Part IIA FOCUS, amended on March 27, 2025.